Issuer Free Writing Prospectus
(to the Preliminary Prospectus Supplement dated September 27, 2011)
Filed pursuant to Rule 433
Registration No. 333-160646-01
333-160646
2011-2 EETC Investor Presentation Class A Certificates September 27, 2011

Safe Harbor Please note that many of our statements will constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which constitute our expectations or beliefs concerning future events. These matters are subject to a number of factors that could cause actual results to differ from our expectations. These factors include, but are not limited to, domestic and international economic conditions, fuel prices, GDS disputes, general competitive factors including, but not limited to, government regulations and regulatory approvals, uncertainties in domestic or international operations, potential industry consolidation and alliance changes, outbreaks of a disease (such as the H1N1 virus, SARS or Avian Flu) that affects travel behavior, acts of war or terrorism, labor costs and labor relations, our ability to access the capital markets and changes in our fleet plans or business strategy, any of which could affect our actual results. Additional information concerning these and other factors is contained in our Securities and Exchange Commission ("SEC") filings, including but not limited to our quarterly reports on Form 10-Q for the quarter ended June 30, 2011 and annual reports on Form 10-K for the year ended December 31, 2010. 1

This investor presentation highlights basic information about us and this offering. Because it is a summary, it does not contain all of the information that you should consider before investing. We have filed a registration statement (including a prospectus and a prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and the prospectus supplement in that registration statement (including the risk factors described herein) and other documents we have filed with the SEC for more complete information about us and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, American, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request it by calling Morgan Stanley at 1-866-718-1649, Deutsche Bank at 1-800-503- 4611, Goldman Sachs at 1-866-491-2526, Credit Suisse at 1-212-325-3325 or Citigroup at 1-212-723-6171 (institutional investors). 2

American Airlines 2011-2 EETC American Airlines, Inc. ("American") is offering $725,694,000 of Class A Pass Through Certificates, Series 2011-2 The Certificates will have the benefit of a security interest in 43 aircraft that are owned and operated by American: 4 currently unencumbered B737-823 aircraft, originally delivered to American from 1999 to 2001 37 aircraft originally delivered to American from 1999 to 2001 and 2 aircraft originally delivered to American in 2009, currently encumbered in American's 2001-2 EETC and certain private mortgages Joint Structuring Agents & Bookrunners are Morgan Stanley and Deutsche Bank. Additional Bookrunners are Goldman Sachs, Credit Suisse and Citigroup 3

Summary of the Offering

	Class A
Principal Amount	$725,694,000
Expected Ratings	Baa3 / A-
Initial / Max LTV[1]	45.3%
Interest Rate	Fixed, semi-annual, 30/360 day count
Initial Average Life	6.7 years
Regular Distribution Dates	April 15 and October 15
Final Expected Distribution Date	October 15, 2021
Expected Principal Distribution Window	0.5 – 10.0 years
Final Legal Distribution Date	April 15, 2023
Section 1110 Protection	Yes
Liquidity Facility	3 semi-annual interest payments
Depositary	Funds raised will be held in escrow with the Depositary and withdrawn from time to time to purchase Equipment Notes as the aircraft are financed
Liquidity Provider and Depositary Ratings	Liquidity Provider: A-1 / P-1; Depositary: A-1+ / P-1
Liquidity Facility Provider	Morgan Stanley Bank, N.A.
Depositary Bank	The Bank of New York Mellon

We know why you fly.
AmericanAirlines
AA.com

[1] *Initial and Max LTVs are calculated as of April 15, 2012, the first Regular Distribution Date after all aircraft are expected to have been financed*

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Structural Features Section 1110: All aircraft included in the collateral pool are eligible for the benefits of Section 1110 under the U.S. bankruptcy code and are owned by American Airlines Classes Offered: One tranche of amortizing debt is being offered, benefiting from a liquidity facility covering three semi-annual interest payments Waterfall: Interest on the Preferred Pool Balance on a Class B, if issued, will be paid ahead of Class A principal (consistent with recent precedent EETCs, including AA 2011-1) Buy-Out Rights: If Class B Certificates are issued, Class B Certificateholders will have the right to purchase all (but not less than all) of the Class A Certificates at par plus accrued and unpaid interest upon certain events during an American Airlines bankruptcy Cross-Default: Provisions are available from date of issuance Cross-Collateralization: Provisions are available from date of issuance Collateral: Pool features aircraft types critical to American's current fleet operations Substitution Rights: American may elect to release any airframe from the security interest of the related indenture and substitute it with an airframe of the same model so long as no indenture event of default has occurred and is continuing at the time of substitution, the substitute airframe has a date of manufacture no earlier than one year prior to the date of manufacture of the airframe subject to such indenture on the issuance date of the related equipment notes, and the substitute airframe has an appraised current market value, adjusted for its maintenance status, not less than that of the released airframe 5

American has obtained Desktop Appraisals from three appraisers: Aircraft Information Services, BK Associates and Morten Beyer & Agnew Appraisals are based on Maintenance Adjusted Base Values Maintenance Adjusted Base Value includes adjustments from the mid-time, mid-life baseline to account for the actual maintenance status of the aircraft Appraisers utilized August 2011 maintenance information provided by American The aggregate aircraft appraised value is $1,588,813,333(1) Appraisals indicate an initial collateral cushion of 54.7%(2) on the Class A Certificates, which generally increases over time as the debt amortizes and the aircraft depreciate based on the depreciation rate and method assumptions set forth in the Preliminary Prospectus Supplement Appraisals are available in the Preliminary Prospectus Supplement Aircraft Appraisals 1 Appraised value is the lesser of the average and median values of each aircraft as appraised by the three appraisers. An appraisal is only an estimate of value and should not be relied upon as a measure of realizable value 2 Initial collateral cushion is calculated as of April 15, 2012, the first Regular Distribution Date after all aircraft are expected to have been financed 6

Collateral Summary 1 The lesser of the average and median of Maintenance Adjusted Base Values as appraised by Aircraft Information Services, BK Associates and Morten Beyer & Agnew 2 American has received internal approvals to convert the two non-ETOPS approved aircraft (N195AN and N196AA) to ETOPS approved aircraft and to American's international configuration 7

Collateral Pool 1 Values used are the lesser of the average and median of Maintenance Adjusted Base Values as appraised by Aircraft Information Services, BK Associates and Morten Beyer & Agnew 2 All the B737-823s and B757-223s in this deal have winglets installed 8 Widebodies 56% Narrowbodies 44% American 2011-2 Collateral Mix Distribution of Appraised Value(1) (2) (2)

The aircraft types included in the proposed EETC represent an important component of American Airline's current fleet B737-823 American Airlines has positioned the B737-823 as the primary aircraft to support its domestic network American Airlines is in the process of replacing a portion of its MD-80 fleet with B737-823 aircraft B757-223 American Airlines leverages the B757-223 to fly certain routes that require the unique performance characteristics (service to "hot and high" airports) and/or range of the B757-223 12 out of 14 B757-223s in the deal are ETOPS approved and 7 out of these 12 B757-223s are in American's international configuration American has received internal approvals to convert the two non-ETOPS approved aircraft (N195AN and N196AA) to ETOPS approved aircraft and to American's international configuration B777-223ER The B777-223ER is American Airlines' current Flagship aircraft used in premium international markets All B777-223ERs in the deal are ETOPS approved Currently only 7 other B777-223ER aircraft in American Airlines' fleet are younger than the B777-223ER aircraft in this deal Importance of Collateral Aircraft 9 1 Source: American Airlines Importance of Collateral Aircraft

Current Routes Flown by B757-223 and B777-223ER Aircraft 10 The unique performance and capacity characteristics of the B757-223 allow American to fly certain routes more efficiently than it would with its B737-823s 1 Source: American Airlines The international configuration B757-223s are uniquely suited to efficiently utilize the capacity and range of the aircraft in serving key international markets The B777-223ER supports the major international routes, which are bolstered by American's Joint Business Arrangements with British Airways / Iberia in the Atlantic and JAL in the Pacific

Collateral Aircraft's Role in American Airlines' Atlantic-Pacific Network 11 Beyond its domestic strength, American Airlines has an extensive international network American serves key business centers in Europe and Asia Also it provides extensive service to Latin America, Mexico and the Caribbean The B757-223 and B777-223ER aircraft are key aircraft in American's current international network 1 Source: American Airlines American Airlines' Atlantic and Pacific Network As of August, 2011

12 1 Source: American Airlines 2 B787-9 order subject to American Airlines' confirmation rights 3 As of June 30, 2011 4 Currently only 7 other B777-223ER aircraft in American Airlines' fleet are younger than the B777-223ER aircraft in this deal 5 American has received internal approvals to convert these non-ETOPS approved aircraft (N195AN and N196AA) to ETOPS approved aircraft and to American's international configuration 6 All B777-223ERs in this deal are ETOPS approved American Airlines' Fleet (1) (2) Position of Collateral Aircraft in American Airlines' Current Fleet

Boeing 737-800 Overview Features(1): Currently the most popular and liquid type of aircraft in existence Expected to be in production for more than the next 10 years Over 130 airline operators including a mix of legacy, charter and low cost carriers Preferred aircraft type for lessors Over 3,700 aircraft have been sold, including 1,500 on order backlog Only 1% of the total fleet is currently in storage, and very few are available for sale or lease Favorable economics for the airline, with nine more seats than the A320 in a high density configuration Importance to American(2): The B737-823 has been positioned currently as the primary aircraft to support American's domestic network American is in the process of replacing a portion of its MD-80 fleet with B737-823 aircraft American's Recent Investments(2): In the process of retrofitting vintage cabins on all B737-823s in this transaction to match new delivery 160 seat cabin; improvements include: New first and coach class seats developed to match the new delivery B737-823 aircraft Increased seat density from 148 to 160 seats Modified overhead bin doors to allow roll-a-boards wheels first 110 AC power ports located at every first class seat and two ports located at every three coach class seats 20 drop down 10.4" LCD Monitors 13 1 Source: MBA and Ascend 2 Source: American Airlines

Boeing 757-200 Overview



Features[1]:

- B757 family has the most seats in the narrowbody market
- Highly versatile aircraft, serving a mix of routes including short-haul and transatlantic routes
- Winglet option improves aircraft economics and allows for increased range and operational efficiency
- Sustained popularity, with no direct substitute in size and range
- Size makes B757-200s an ideal candidate for freighter conversion
- Values and lease rates are up for the older vintages

Importance to American[2]:

- The B757-223 aircraft complements American's existing narrowbody fleet with a higher capacity aircraft
- American Airlines leverages the B757-223 to fly certain routes that require the unique performance characteristics (service to "hot and high" airports) and/or range of the B757-223
- Key aircraft type in American's current international network
- American has received internal approvals to convert the two non-ETOPS approved aircraft (N195AN and N196AA) to ETOPS approved aircraft and to American's international configuration

American's Recent Investments[2]:

- Seven out of the fourteen B757-223s in this transaction are in American's international configuration which includes:
  - New business class seats with motorized angled lie-flat seats and new coach class seats
  - New lavatories with larger lavatory tanks
  - New forward closet/footwell
  - In-seat Audio/Video On-Demand (AVOD) in business class
- Added winglets on all B757-223s in this transaction

[1] Source: MBA and Ascend
[2] Source: American Airlines

We know why you fly.
AmericanAirlines
AA.com

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Boeing 777-200ER Overview Features(1): Large global penetration spread over diverse operating base New technology and operating economics have made it one of the most popular widebody aircraft of all time with over 400 aircraft sold Only 1% of the global fleet is currently in storage An increased range and gross-weight have made this aircraft the staple of the transatlantic crossing for many operators Importance to American(2): The B777-223ER is American Airlines' current Flagship aircraft used in premium international markets All B777-223ERs in the deal are ETOPS approved American's Recent Investments(2): Refurbishment of all B777-223ERs in this transaction completed in September 2008 Installed the first class Flagship Suite(r) on all B777-223ER aircraft Next generation lie-flat business class seat Improved digital fileservers providing in-seat Audio/Video On-Demand (AVOD) 15 1 Source: MBA and Ascend 2 Source: American Airlines

Company Information As of June 30, 2011, American Airlines, principal subsidiary of AMR Corporation, provides scheduled jet services to approximately 160 destinations throughout North America, the Caribbean, Latin America, Europe and Asia. Together with its regional affiliates, American Airlines serves more than 250 cities in 50 countries with, on average, more than 3,500 daily flights. More information about American Airlines, including its most recent financial information, can be found in its filings on the SEC website (www.sec.gov), including but not limited to its quarterly report on Form 10-Q for the quarter ended June 30, 2011 and annual report on Form 10-K for the year ended December 31, 2010. 16